News Release

June 19, 2006	SVU: TSX-V
N.R. 2006-05

Spur Ventures Announces Signing of Final Agreement for the Acquisition of the Fertilizer Business of Hebei Tianren Chemical Corporation of China

Vancouver, B.C.-Canada-Spur Ventures Inc. (TSX Venture-SVU, NASDAQ OTC BB-SPVEF) is pleased to announce that, further to its press release dated June 29, 2005, Spur has signed the final agreement to acquire the fertilizer related business of Hebei Tianren Chemical Corporation (“Tianren”) in Beijing on Sunday June 18, 2006.

Assets being acquired (the "Acquired Interests") include a:

1. 95% interest (80% direct and 15% indirect) in Tianren Agriculture Franchise Company, China’s largest marketer of compound NPK fertilizers. The Ag Franchise Co. sells over 1.5 Million tonnes per annum (“tpa”) of NPK fertilizer as a commissioned sales agent for Sino Arab Chemical Fertilizer Company (SACF) and Dayukou Chemical Fertilizer Company.

2. 75% interest in Tianding Chemical Company (“Tianding”), which has a 100,000 tpa NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bag manufacturing facilities in China with current production under contract of in excess of 28 million bags per annum for Tianren, SACF, Dayukou and others. The bagging facility is a key part of the logistics for distribution of 50 kg bags of fertilizer within China.

3. 60% interest in Hubei Yichang Tianlong Industry Company, a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province, where Spur’s current facilities are located. Tianlong has an import license for sulphuric and phosphoric acid and will be eligible to apply for more import permits in the near future

4. 51% interest in Xinjiang Tianren Ltd. (“Xinjiang”), which has a 100,000 tpa plant in Xinjiang Uigur Autonomous Region in northwest China, an emerging market in China. The Xinjiang plant has scale up potential for over 1 million tonnes of production.

The aggregate audited revenue and EBITDA for these businesses based on Chinese GAAP were $USD 88.6 million and $USD 3.7 million respectively for 2004, and $USD 300.2 million and $USD 5.6 million respectively for 2005. Had Spur owned the Acquired Interests during these periods, the contribution to Spur's EBITDA would have been $USD 2.7 million and $USD 4.2 million for 2004 and 2005, respectively. Due Diligence was performed by Jun He Law Firm and KPMG, both of Beijing.

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In exchange for the Acquired Interests, Spur will issue approximately 15.5 million shares which translates to a purchase price of approximately 3.8 times EBIDTA based on the 2005 financial results and on Spur share price of $CDN1.02 (June 16th, 2006 closing). Official approvals from Chinese authorities are anticipated to occur on a company by company basis. The Spur shares will be issued to Tianren on a pro-rata basis as each company receives official approval from the Chinese authorities. The transaction is also subject to acceptance by the TSX Venture Exchange.

“All Spur shares issued for this purchase are also subject to a 24 month escrow period starting on the Final Agreement date, thus ensuring that our new employees are motivated to ensure the success of the merger and the growth of our 6 companies”, said Dr. Robert Rennie, Spur’s President and CEO.

“This acquisition and merger set the stage for Spur’s future growth in China” Rennie continued. “Spur will have strong Chinese senior management on the ground, backed by significant project engineering and technical support and China’s largest NPK marketing organization representing about 15% market share.” “Building up this kind of capability would normally take years in China” Rennie stated.

“We anticipate capturing significant synergies as we merge Tianren’s four companies with Spur’s two Sino-foreign joint ventures, YSC and YMC”, Dr. Rennie continued. “Spur will now have 300,000 tonnes of NPK production capacity, marketing capability for over 1.5 million tonnes of compound fertilizers and a significant advantage when purchasing raw materials.”

“This is the first stage of implementing Spur’s strategy of growth by consolidation in China” Steven Dean, Spur’s Board Chairman stated. “This merger also strengthens Spur’s industry and political advocacy capability in China. We anticipate that our new partners will help expedite the transfer of the mining licenses to YMC.”

The six companies will operate under the auspices of a newly created Spur China with headquarters in Yichang City, Hubei Province close to Spur’s two mining properties and current YSC NPK production facility.

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high -quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Dr. Robert Rennie at 604-689-5564 or Mr. Michael Kuta at 604-697-6201.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com